

September 20, 2012

Via E-mail
Jacyara de Jesus Marques
President
Homie Recipes, Inc.
112 North Curry Street
Carson City, Nevada 89703

> **Re:** **Homie Recipes, Inc.**
> **Amendment No. 1 to Registration Statement**
> **on Form S-1**
> **Filed September 12, 2012**
> **File No. 333-183310**

Dear Ms. Marques:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Calculation of Registration Fee

1. We note your response to comment 2 of our letter dated September 6, 2012. We reissue our comment. Please revise your footnote to specify the paragraph of Rule 457 that you relied on to calculate your registration fee. For example, if you calculated your fee based on the maximum aggregate offering price of all the securities listed in the table, you would disclose that you "calculated the registration fee based on paragraph 457(o)."

Prospectus Summary, page 3

2. We note your response to comment 7 of our letter dated September 6, 2012. Please move the disclosure you provided in response to our comment from your prospectus cover page to your prospectus summary.

Being an Emerging Growth Company, page 7

3. We note your response to comment 8 of our letter dated September 6, 2012. Based on your current disclosure it appears that you are referring to certain provisions of the Jumpstart Our Business Startups Act, the JOBS Act. Pursuant to Section 105(c) of the JOBS Act, Section 5 of the Securities Act will be amended to permit an emerging growth company or any person authorized to act on behalf of an emerging growth company to engage in oral or written communications with potential investors that are qualified institutional buyers or institutions that are accredited investors. Please clarify whether you are referring to these provisions of the JOBS Act, if so please revise your disclosure accordingly. If not, please explain to us the specific provisions of Sections 14(a) and (b) of the Exchange Act that you are referring to in your disclosure.

Plan of Operation, page 40

4. We note your response to comment 15 of our letter dated September 6, 2012. Please expand your disclosure to discuss whether your president has the capacity, skills and experience to implement your Plan of Operations if you sell less than 25% of the offered shares. For example, we note your risk factor disclosure your present may not devote a majority of her time to your operations. In addition, please specifically discuss your president's web designing, marketing and sales experience.

You may contact Claire DeLabar, Staff Accountant, at (202) 551-3349 or Terry French, Accountant Branch Chief, at (202) 551-3828 if you have questions regarding comments on the financial statements and related matters. Please contact Brandon Hill, Attorney Advisor, at (202) 551-3268, Celeste M. Murphy, Legal Branch Chief, at (202) 551-3257 or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Celeste M. Murphy for

Larry Spirgel
Assistant Director